Exhibit 99.1

VisionChina Media to Sell Subway Mobile TV Advertising Business for RMB780 Million

BEIJING, Feb. 15, 2016 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced its consolidated variable interest entities VisionChina Media Group Co., Ltd. ("VisionChina Media Group") and Shenzhen HDTV Industrial Investment Co., Ltd. ("Shenzhen HDTV") (collectively "VisionChina Subsidiaries" or the "Sellers"), have entered into an equity transfer agreement and a profit compensation agreement (the "Transaction") to sell all of VisionChina Media's subway mobile TV advertising business ("Target Business") to Ledman Optoelectronic Co., Ltd. ("Ledman") for an aggregate consideration of RMB780 million (US$119 million) (the "Consideration"). Ledman is a leading manufacturer and distributor of LED products in China, and listed on the Shenzhen Stock Exchange (300162.SZ).

Prior to the Transaction, the Sellers completed a restructuring to transfer the Target Business to VisionChina New Culture Media Co., Ltd. ("New Culture"), an entity wholly owned by the Sellers.  Since January 1, 2016, New Culture has been the operating entity of the Target Business. Upon the closing of the Transaction, Ledman will hold 100% equity interest of New Culture.

"The sale of our subway mobile TV advertising business is a crucial strategic step for VisionChina Media. We believe the transaction will provide significant flexibility to satisfy our working capital needs and allow us to focus our resources on the fast growing Wi-Fi business, and to further strengthen our leading position in China's urban mass transit Wi-Fi market," commented Mr. Limin Li, VisionChina Media's Chairman and Chief Executive Officer, "We expect this transaction will be closed in the near future and are confident that New Culture will be able to achieve the profit targets described in the profit compensation agreement."

Sale of Target Business

Pursuant to the equity transfer agreement, Ledman will pay RMB390 million in cash and the other RMB390 million in the form of 20,774,680 newly issued shares of Ledman (the "Share Consideration"), valued at RMB18.8 per share, which is 90% of Ledman shares' average trading price in the 20 trading days immediately before the public announcement of the approval of the Transaction by Ledman's board of directors. Within 60 days after the closing of the Transaction, Ledman will pay an installment of RMB130 million in cash. Within 120 days after the closing of the Transaction, Ledman will pay the remaining amount of RMB260 million in cash. The issuance of Ledman's shares shall be subject to the China Securities Regulatory Commission approval. Upon the completion of the Transaction, VisionChina Media, through the Sellers, will indirectly own approximately 5.6% of Ledman. The Share Consideration will be subject to a 36-month lock-up.

VisionChina Subsidiaries and their related parties also agreed to not engage in any business that competes or may compete with the Target Business for a period of eight years. The management team members and other key employees of New Culture have each entered into an employment contract for a term of five years or more, a confidentiality agreement and a non-competition agreement pursuant to which such person have agreed to not engage in the Target Business or any business that competes or may compete with the Target Business for a period of three years after the termination of his or her employment.

Profit Compensation

According to the profit compensation agreement, in the event that the consolidated net profits attributable to the shareholders (excluding extraordinary items) of New Culture in any of the fiscal years 2016, 2017 and 2018 (collectively, the "Covered Period") are less than the profit target for such fiscal year - RMB60 million, RMB80 million and RMB100 million, respectively (the "Profit Targets"), VisionChina Subsidiaries will compensate Ledman for the deficiency by returning a certain amount of the Share Consideration to Ledman.  In the event that the Share Consideration is not sufficient to compensate for such deficiency, VisionChina Subsidiaries are required to pay compensation in cash. The compensation amount will be calculated based on a pre-determined formula and subject to an aggregate cap in an amount equal to the amount of the Consideration.

Ledman will allocate 50% of the surplus of the accumulated net profits of the Target Business in excess of the total Profit Targets as a bonus to the members of the management team of New Culture who are still employed at New Culture at the end of the Covered Period.

The consummation of the Transaction remains subject to the requisite internal approvals of the relevant parties and regulatory clearance, including that by the China Securities Regulatory Commission and other relevant regulatory authorities. There is no assurance that these approvals or regulatory clearance will be obtained within the expected time frame, or at all.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2015, VisionChina Media's advertising network included approximately 97,757 digital television displays on mass transportation systems in 18 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 30 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 30,000 buses under the brand name "VIFI," with approximately 10 million registered users.

For more information, please visit http://www.visionchina.cn.

About Ledman Optoelectronic Co., Ltd.

Ledman Optoelectronic Co., Ltd., a professional and leading manufacturer in China LED industry listed on the Shenzhen Stock Exchange (300162.SZ), is committed to developing, manufacturing and marketing high quality, high brightness LED components, energy efficient LED lighting products, and indoor & outdoor LED displays. Ledman's core business covers LED display, LED lighting, LED components, LED energy saving and LED media.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:
The Piacente Group, Inc.
Mr. Don Markley
Tel: +1-212-481-2050
E-mail: visionchina@tpg-ir.com